UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

FLOWSTONE OPPORTUNITY FUND

(Name of Subject Company (Issuer))

FLOWSTONE OPPORTUNITY FUND

(Name of Filing Person(s) (Issuer))

Class D Shares, Class I Shares and Class M Shares
(Title of Class of Securities)

Class D Shares – 34355F304

Class I Shares – 34355F106

Class M Shares – 34355F205
(CUSIP Number of Class of Securities)

Christopher Mendoza, Esq.

Towers Watson Investment Services, Inc.

233 South Wacker Drive, Suite 1800

Chicago, IL 60606

(312) 288-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

215-988-2959

Joshua M. Lindauer, Esq.

Faegre Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, NY 10036

(212) 248-3298

March 4, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on March 4, 2026 by FlowStone Opportunity Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest of the Fund (“Shares”) in an aggregate amount up to 2,931,065 Shares (representing up to approximately 7.00% of Shares of the Fund outstanding as of September 30, 2025) on the terms and subject to the conditions set out in the Offer to Purchase and related Letter of Transmittal included as exhibits (a)(1)(ii) and (a)(1)(iii), respectively, to the Statement.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	Holders of Shares of the Fund (“Shareholders”) that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on March 31, 2026.
2.	As of March 31, 2026, one hundred and fifty-nine Shareholders validly tendered Shares and did not withdraw such tenders prior to the expiration of the Offer. The Offer was oversubscribed. Therefore, in accordance with the terms of the Offer, the Fund accepted validly tendered Shares for purchase by the Fund on a pro rata basis, after disregarding fractions, based on the number of validly tendered Shares. 5,945,324 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer, and 3,047,419 of those Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.
3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of March 31, 2026 (the “Valuation Date”) in the amount of $53,634,395. The net asset value of the Units accepted for purchase by the Fund pursuant to the Offer was $17.60.
4.	As the Shares tendered by Shareholders exceeded the Offer to purchase approximately 7.00% of the Fund’s Shares outstanding as of September 30, 2025, tender requests were fulfilled at a prorated amount in accordance with the terms of the Offer. The Fund paid the Shareholders 100% of the unaudited net asset value of the Shares accepted for repurchase by the Fund, representing 51.26% of the unaudited net asset value of the Shares tendered.

Item 1 through Item 9 and Item 11.

The information set forth in the Tender Offer Materials is incorporated herein by reference into this final amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 12(a). Exhibits

Not applicable.

Item 12(b). Filing Fee

Calculation of Filing Fee Tables is attached herewith.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FLOWSTONE OPPORTUNITY FUND

By:	/s/ Trent Statczar
Name:	Trent Statczar
Title:	Principal Financial Officer
Dated:	July 15, 2026

EXHIBIT INDEX

EXHIBIT

EX-FILING FEES          Calculation of the Filing Fee Tables.